# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPROTT INC., CIK 0001512920
CUSIP: 852066208
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 2600, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, Ontario Canada (A6), M5J 2J1
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001538449

## Reporting persons
- Mawer Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 1,122,186; shared voting power 0; sole dispositive power 1,122,186; shared dispositive power 0; aggregate amount beneficially owned 1,122,186 (4.36% of the class)
  Comment: Based upon 25,732,678 Common Shares of Sprott Inc. (the "Issuer") outstanding as of June 30, 2026 as reported in the Issuer's 6-K (Management's Discussion & Analysis and Interim Condensed Financial Statements) filed with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Issuer
Name of issuer: SPROTT INC.
Address of issuer's principal executive offices: Suite 2600, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada, M5J 2J1

## Item 2. Person Filing
Name of person filing: Mawer Investment Management Ltd.
Address of principal business office or, if none, residence:
600, 517 - 10th Avenue SW
Calgary, Alberta, Canada T2R 0A8
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,122,186
Percent of class: 4.36%
Sole power to vote or to direct the vote: 1,122,186
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,122,186
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mawer Investment Management Ltd.: /s/ Vijay Viswanathan, Portfolio Manager (11/12/2026)